May 21, 2019

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Collection, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 14
           Filed May 3, 2019

Dear Mr. Bruno:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or
Anne Parker, Assistant Director, at (202) 551-3611 with any questions you may have.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure
cc:    Daniel McAvoy